SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   Form 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 2005
                       Commission File Number: 000-30735

                           Rediff.com India Limited
                (Translation of registrant's name into English)

        1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
                         Mahim (West), Mumbai 400 016
                    (Address of principal executive office)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F |X|        Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes |_|        No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)

         This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (File No. 333-122536) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

         On July 28, 2005, Rediff.com India Limited ("Rediff") issued a press release announcing its financial results for the first fiscal quarter ended June 30, 2005. A copy of the related press release is attached hereto as
Exhibit 99.1.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:     July 28, 2005                     Rediff.com India Limited
                                            (Registrant)


                                            By:  /s/ Joy Basu
                                                --------------------------------
                                            Name:  Joy Basu
                                            Title: Chief Financial Officer

EXHIBIT NO.          DESCRIPTION
----------           -----------

   99.1              Press release issued by the registrant dated July 28, 2005.

                                                                    Exhibit 99.1
                                                                    ------------


                                  rediff.com

     Rediff.Com Reports Results For The First Quarter Ended June 30, 2005

Mumbai, India, July 28, 2005

Rediff.com India Limited (Nasdaq: REDF), one of the leading worldwide online providers of news, information, communication, entertainment and shopping services for Indians, today announced its financial results for the first fiscal quarter ended June 30, 2005.

Highlights
o Revenues for the quarter ended June 30, 2005 were US$4.2 million; an increase of 53% over the same quarter last year. Revenue growth was driven by a 114% growth in India Online revenues to US$2.7 million, compared to US$1.3 million during the same quarter last fiscal year.

o Gross Margins increased to 68% for the quarter ended June 30, 2005, up from 54% for the corresponding quarter ended June 30, 2004.

o Net income for the quarter was US$53,000, or 0.2 cents per ADS, compared to a net loss of US$506,000, or 2 cents per ADS, for the corresponding quarter ended June 30, 2004.

o Registered users grew to 37.5 million as of June 30, 2005, a 19% increase over the number of registered users as of June 30, 2004.

o Rediff.com launched a range of new products and services for its users in India and overseas. These include:

    o A beta version of "Newshound", which delivers news headlines from approximately 700 news sources and is updated every five minutes.

    o   An auctions site for its shopping customers

    o   Pay4Clicks Classifieds module with over 150 sections

o The Company launched for commercial use its VOIP Instant Messenger, which is also geared to work on low bandwidth connections and which allows users to send an SMS to a mobile phone and to create personalized "avatars" while chatting.

o Rediff.com continues to invest in its existing products, such as its social networking platform, "Connexions", and its web hosting services.

"We will continue focusing on product innovation as part of our core strategy," says Ajit Balakrishnan, Chairman and CEO, Rediff.com India Limited. "We believe that our current range of products, such as our VOIP Instant Messenger service, social networking service, automated news listing service and pay4clicks classifieds, will allow us to attract consumers from both India and abroad," concluded Mr. Balakrishnan.

Financial Results

Revenues
Revenues for the quarter ended June 30, 2005 increased by 53% to US$4.2 million, as compared to US$2.7 million in the same quarter last fiscal year.

Revenues from India Online, which comprised online advertising and fee-based services, increased by 114% to US$2.7 million during the quarter ended June 30, 2005 compared to US$1.3 million during the same quarter last fiscal year, primarily due to growth in online advertising services and mobile services.

Revenues from US Publishing for the quarter ended June 30, 2005 increased by 3% to US$1.53 million compared to US$1.5 million achieved during the quarter ended June 30, 2004. US Publishing is comprised of India Abroad, a weekly news publication, and Rediff USA online.

Gross Margin
Gross Margin for the quarter ended June 30, 2005 expanded to US$2.9 million, or 68%, compared to US$1.5 million, or 54%, during the same quarter last fiscal year.

Operating Expenses
Operating expenses increased by 40% to US$2.7 million for the quarter ended June 30, 2005, compared to US$1.9 million for the same quarter last fiscal year, primarily due to higher advertising and product development costs.

Net Income
Net income from existing operations for the quarter ended June 30, 2005 was US$53,000, or 0.2 cents per ADS, compared to a net loss of US$506,000, or 2 cents per ADS, for the same quarter last fiscal year. The net loss for the first quarter ended June 30, 2004 included a loss of US$150,000 from discontinued operations due to the sale of the ValuCom phone card business in early April 2004.

Total cash and cash equivalents and short term deposits with banks was approximately US$9.4 million as of June 30, 2005.

About Rediff.com

Rediff.com India Limited (Nasdaq REDF) is one of the leading worldwide online providers of news, information, communication, entertainment and shopping services for Indians.

Known for being among the first with news and for providing accurate and trustworthy information, Rediff.com provides an ideal platform for Indians worldwide to connect with one another online fast. Rediff.com is committed to offering a personalized and a secure surfing and shopping environment.

Rediff.com additionally offers the Indian American community in the United States and Canada, one of the oldest and largest Indian weekly newspaper, India Abroad.

Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

                                Table to follow

                STATEMENT OF OPERATIONS
              Quarter Ended June 30, 2005

------------------------------------------- ------------------------------------
                                                  Quarter ended June 30,
                                                   2005              2004
                                               (Unaudited)        (Unaudited)
------------------------------------------- ------------------- ----------------
                                              All figures are in US$ million
------------------------------------------- ------------------------------------

Revenues

India Online                                 2.68                 1.25

US Publishing                                1.53                 1.50

Total Revenues                               4.21                  2.74

Cost Of Revenues                            (1.34)                (1.25)

Gross Margin                                 2.87                 1.49
Gross Margin %                               68%                   54%


Operating Expenses                          (2.65)                (1.89)


Operating EBITDA                             0.22                 (0.39)


Depreciation / Amortization                 (0.28)                (0.17)

Interest Income                              0.11                  0.14

Foreign Exchange                             0.01                  0.06

Profit/ (Loss) from continuing operations
before income taxes                          0.06                 (0.35)

Tax                                         (0.00)                (0.00)

Profit/(Loss) from continuing operations     0.05                 (0.36)

Loss from discontinued operations            -                    (0.15)

Net Income / (Loss)                          0.05                 (0.51)

Net Income / (Loss) per ADS
(in cents) - basic                           0.2                  (1.97)

Net Income / (Loss) per ADS
(in cents) - diluted                        0.2                    -

Weighted average ADS Outstanding
(in millions)                               25.76                 25.66

--------------------------------------------------------------------------------


Notes:

o The above numbers are subject to an audit and while no significant changes are anticipated, the audited numbers could vary from the above.

o Discontinued Operations: Loss from discontinued operations is on account of the sale of the ValuCom Phone Card business.

o In our India Online business segment, we report revenues from certain fee-based services on a gross basis. In our earnings release dated August 19, 2004, which reported the results for the quarter ended June 30, 2004, such revenues were presented net of certain costs incurred by us. We had reported India Online revenues of US$1.14 million, total revenues of US$2.64 million, cost of revenues of US$1.14 million and a gross margin of US$1.49 million, or 57%.

Non-GAAP Measures Note

Operating EBITDA, Operating EBITDA per ADS and the non-GAAP Operating Expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles ("GAAP").

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company's performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:

          RECONCILIATION FROM OPERATING EBITDA TO NET INCOME / (LOSS)


                                                      Quarter ended June 30
                                                   2005                   2004
                                               (Unaudited)           (Unaudited)
                                                 All figures are in US$ millions
Operating EBITDA (Non GAAP)                        0.22                  (0.39)

Depreciation / Amortization                       (0.28)                 (0.17)

Interest Income                                    0.11                   0.14

Foreign Exchange Gain/ (Loss)                      0.01                   0.06

Profit / (Loss) from continuing operations
before income taxes                                0.06                  (0.35)

Tax                                               (0.00)                 (0.00)

Profit/ (Loss) from continuing operations          0.05                  (0.36)

Loss from discontinued operations                    -                   (0.15)

Net Income / (Loss) (US GAAP)                      0.05                  (0.51)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

            RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
                         (QUARTER ENDED JUNE 30, 2005)


                                                      Quarter Ended
                                            June 2005              June 2004
                                           (Unaudited)            (Unaudited)
                                            All figures are in US$ millions

Operating Expenses (GAAP)                      2.93                   2.06

Depreciation/Amortization                     (0.28)                 (0.17)

Operating Expenses (Non-GAAP)                  2.65                   1.89


The Company has historically provided the above measures in previous press releases and believes it provides transparency and continuity to investors for comparable purposes.

For further details contact:

Debasis Ghosh
Head - Investor Relations and Public Affairs
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extn.: 266.